January 24, 2022

Matthew Crispino

Division of Corporation Finance

Office of Technology

100 F. Street N.E.

Washington, D.C. 20549

Re:	Discovery, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed December 29, 2021

File No. 333-261188

Dear Mr. Crispino:

This letter sets forth the responses of Discovery, Inc. (the “Registrant”) to the comments contained in your letter, dated January 19, 2022 relating to Amendment No. 1 to Registration Statement on Form S-4, filed by the Registrant on December 29, 2021 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the Registrant’s responses are set forth in plain text immediately following each comment.

The Registrant is filing, via EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 2. Unless otherwise indicated, page number references below refer to Amendment No. 2.

Amendment 1 to Form S-4

Board of Directors and Management of WBD Following the Transactions, page 50

1.	We are considering your response to prior comment 10 and may have further comments.

The Registrant respectfully acknowledges the Staff’s comment.

Background of the Transactions, page 182.

2.

We note your response to prior comment 28. We also note the disclosure on page 185 that between April 10 and 18, the parties reviewed “certain prospective financial information with respect to the WarnerMedia Business.” Please clarify when the parties first discussed the WarnerMedia Business financial projections that are

Matthew Crispino	2	January 24, 2022

included in the registration statement. In your disclosure, you should note, as explained in your comment response, that earlier prospective WarnerMedia Business financial information shared with the parties was superseded by the projections that are included in the registration statement and that AT&T instructed Discovery to disregard the earlier projections.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 185 to clarify when the parties first discussed the WarnerMedia Business financial projections that are included in the Registration Statement. The Registrant has also revised the disclosure on page 184 to disclose that the earlier prospective WarnerMedia Business financial information shared with the parties was superseded by the WarnerMedia Business projections that are included in the Registration Statement and that AT&T informed Discovery that the earlier projections were incomplete and would be updated to reflect the WarnerMedia Business and such earlier projections were in fact disregarded by Discovery.

General

3.

We note your assertion that it is “not expected” that AT&T’s decision to effect the distribution of the shares of Spinco common stock solely through a pro rata distribution instead of through an exchange offer would have a material impact on “the rights of” Discovery stockholders. Please provide additional disclosure regarding the reasons for the uncertainty in that statement. Please also disclose whether and how AT&T’s decision may have a material impact on Discovery stockholders (aside from an impact on the rights of such stockholders), in particular economically.

In response to the Staff’s comment, the Registrant has revised its disclosure in the Explanatory Note and on page 15 to clarify that AT&T’s decision to effect the distribution of the shares of Spinco common stock through a pro rata distribution or an exchange offer will not affect the existing rights of Discovery stockholders under the Discovery charter or the Discovery bylaws or alter the proposals which Discovery stockholders are being asked to approve at the Discovery special meeting. The Registrant has also revised its disclosure on pages 13-14 and 15 and included an additional risk factor on page 71 to enhance its disclosure regarding how AT&T’s decision could affect the price of Discovery common stock and WBD common stock during and after the Distribution.

* * * * *

Matthew Crispino	3	January 24, 2022

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-7334 or Ben Pedersen at (212) 909-6121.

Sincerely,

/s/ Matthew Kaplan

cc:	Lisa Etheredge

Robert Littlepage

Joshua Shainess

U.S. Securities and Exchange Commission

Gunnar Wiedenfels

Bruce Campbell

Savalle Sims

Lori Locke

Tara Smith

Discovery, Inc.